Exhibit 11

CALCULATION OF EARNINGS PER SHARE
Gannett Co., Inc. and Subsidiaries
Unaudited, in thousands of dollars (except per share amounts)

	Thirteen weeks ended
	Mar. 30, 2003	Mar. 31, 2002

Basic earnings:
Net income	$249,836	$243,563
Weighted average number of common shares outstanding	268,179	266,182
Earnings per share — basic	$0.93	$0.92

Diluted earnings:
Net income	$249,836	$243,563
Weighted average number of common shares outstanding	268,179	266,182
Dilutive effect of outstanding stock options and stock incentive rights	1,880	2,364
Weighted average number of shares outstanding, as adjusted	270,059	268,546
Earnings per share — diluted	$0.93	$0.91